

August 20, 2012

Via E-Mail
Mr. Jean-Marc Allain
President and Chief Executive Officer
Trans-Lux Corporation
26 Pearl Street
Norwalk, CT 06850

> **Re:** **Trans-Lux Corporation**
> **Registration Statement on Form S-1**
> **Filed July 26, 2012**
> **File No. 333-182870**

Dear Mr. Allain:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are registering 31,835,000 shares of common stock for resale by the selling stockholders. Given the size of the resale offering relative to the outstanding shares of common stock held by non-affiliates, we believe that this transaction may be an indirect primary offering by or on behalf of the company. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are ineligible to conduct an at the market offering under Rule 415(a)(4). If you disagree with our analysis, tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction.

   For guidance you may wish to refer to Question 612.09 in the Securities Act Rules section of our "Compliance and Disclosure Interpretations" on the Commission's website. Note that we may have additional comments on your analysis and may request additional disclosures upon review of your response. Alternatively, please consider significantly reducing the number of shares that you are registering for resale.

2. In addition to the foregoing comment, since your common stock is not listed on an exchange or quoted on the OTCBB, there is no market for the shares and you are ineligible to conduct an at the market offering under Rule 415(a)(4). Please revise to state that the selling stockholders will sell their shares of common stock at an identified fixed price or a range per share until your common stock is listed on an exchange or quoted on the OTCBB and thereafter at prevailing market prices or privately negotiated prices.

3. We note that you are registering these shares of common stock underlying convertible securities which are issuable upon exercise of other convertible securities:

    - 4,165,000 shares of common stock underlying B warrants issuable upon exercise of the A warrants issued to investors.

    - 240,000 shares of common stock underlying A warrants issuable upon exercise of the placement agent warrants.

    - 240,000 shares of common stock underlying B warrants issuable upon exercise of the A warrants issuable upon exercise of the placement agent warrants.

    Please note that you may register shares of common stock for resale only if the private placement was complete when the registration statement was filed. Since none of the A warrants underlying the placement agent warrants, and none of the B warrants appear to have been issued at this time, it does not appear that the underlying shares can be registered for resale under Rule 415(a)(1)(i) because they would not be deemed to be currently outstanding. Note that in order for these A and B warrants to be deemed to be outstanding such that it would be appropriate to register the resale of the underlying common stock, there could be no conditions to the obligations of the investors or the placement agent to take the securities that are within their control. In this case, it remains within the warrant holders' control whether to exercise A warrants or placement agent warrants in order to receive the A and B warrants that are ultimately exercisable for common stock that you are registering for resale. It would be appropriate to file a new registration statement for the resale of the common stock only after the immediately overlying A or B warrants have been issued. Please revise accordingly.

Prospectus Outside Front Cover Page

4. We understand that Trans-Lux's common stock is quoted on the OTCQB under the symbol "TNLX." Please revise.

Risk Factors, page 6

5. We note the statement "There are numerous and varied risks, known and unknown, that may prevent us from achieving our goals." Since you are required to disclose all risks that it believes are material at this time, please revise.

Critical Accounting Policies and Estimates, page 13

6. We note your discussion of the requests for waivers of the 2009 and 2010 minimum funding standard for your defined benefit plan submitted to the IRS. On page 8, you state "The waivers, if granted, will defer payment of $285,000 and $559,000 of the minimum funding standard for the 2009 and 2010 plan years, respectively." On page 14, you state "The Company has not remitted $242,000 and $358,000 of payment contributions for 2009 and 2010, respectively." Please reconcile between the 2009 and 2010 amounts disclosed. Please also tell us and revise to disclose, if known, the status of the waiver requests. Revise Note 7 on page 70 to expand the disclosure to explain how the owed payments for the 2009 and 2010 plan years have been treated in the accompanying financial statements and the potential impact on your financial statements and liquidity if the waivers are not granted.

7. You state on page 58 that the minimum required contribution for 2012 is expected to be $1.2 million, which is included in accrued liabilities in the balance sheet, and that the long-term pension liability is $4.8 million and is included in deferred pension liability and other. Please expand your pension critical accounting policy to address:

    • The materiality of the cash funding requirements to your results of operations and cash flows and/or liquidity in addition to your financial condition.

    • Whether you can quantify the expected contribution for each of the next five years.

    • The factors that could have a material impact on your ability to make your expected contributions for 2012.

Liquidity and Capital Resources, page 16

8. Please reorganize the information in this section so that it flows more logically. For example, you discuss the reorganization plan that relates to the notes and debentures, then the credit agreement, and then once again the notes and debentures. It may also help readers better understand your disclosure if you use appropriate subheadings within this section.

9. Please clarify what happens if the trustee or holders of the 8-1/4% notes declare the outstanding principal and interest on the notes due immediately because of the

company's failure to make the required semi-annual interest payments and a principal payment. In particular, please clarify the meaning of the statement that "no payment shall be made by the company to the holders or trustee . . ." Please also clarify who the holder of the senior indebtedness is in this context.

10. You were not in compliance with the minimum tangible net worth ratio as of December 31, 2011 and the senior debt coverage ratio as of March 31, 2012. Please revise to provide a clear summary of the covenants at year end and each subsequent quarter that quantifies the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the dates. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance. We also note your letter dated November 30, 2009 in response to comment 1 in our letter dated November 17, 2009.

11. You state on page 17 "Management believes that based on its actions taken, current cash resources and cash provided by continuing operations should be sufficient to fund its anticipated current and near term cash requirements." Please revise to:

- Quantify how much you will require to satisfy your cash and operating requirements over the next 12 months.

- Provide a discussion of the extent to which you are currently using funds in your operations on a monthly basis.

Management, page 24

12. Describe briefly the business experience during the past five years of Messrs. Marco M. Elser, Richard Nummi, George W. Schiele, Elliot Sloyer, and Salvatore J. Zizza. See Item 401(e)(1) of Regulation S-K. We note the omission of dates for the five years in their biographical paragraphs.

Business, page 20

13. If material to understanding your business, please disclose the need for any governmental approval of principal products or services. If governmental approval is necessary and you have not yet received that approval, discuss the status of the approval within the governmental approval process. See Item 101(h)(viii) of Regulation S-K.

14. If material to understanding your business, please disclose the effect of existing or probable governmental regulations on your business. See Item 101(h)(4)(ix) of Regulation S-K. In this regard, we note that you have risk factor disclosure regarding compliance with U.S. and foreign laws and regulations that apply to your international operations.

15. If material to understanding your business, please disclose the costs and effects of compliance with environmental laws at the federal, state, and local levels. See Item 101(h)(4)(xi) of Regulation S-K.

Manufacturing and Operations, page 22

16. Disclose sources and availability of raw materials. Further, identify your principal suppliers. See Item 101((h)(4)(v) of Regulation S-K. We note the disclosure in the risk factors section that Trans-Lux purchases most of the LEDs and LED module blocks used in its digital displays and lighting from three suppliers.

17. Disclose the principal provisions or terms of any agreement that you have with a third party manufacturer in China.

Intellectual Property, page 23

18. Disclose the duration of any material patent.

Properties, page 23

19. Advise what consideration you have given to filing the lease agreement for your headquarters and principal executive offices. See Item 601(b)(10) of Regulation S-K.

Selling Stockholders, page 33

20. Note that:

- For any selling stockholder that is a broker-dealer, the prospectus should state that the selling stockholder is an underwriter.

- For any selling stockholder that is an affiliate of a broker-dealer, the prospectus should state that the selling stockholder purchased in the ordinary course of business and at the time of purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling stockholder cannot provide these representations, then the prospectus should state that the selling stockholder is an underwriter.

Notwithstanding the foregoing, broker-dealers and their affiliates who received their securities as compensation for underwriting activities need not be identified as underwriters.

21. We note that some selling stockholders have the same surname. Disclose the relationship, if any, of selling stockholders who have the same surname.

22. The introductory language of this section and other disclosure in the prospectus and in the fee table indicates that selling shareholders are offering 31,835,000 shares; however, 1,680,000 shares are unaccounted for in the first paragraph describing the sources of the shares being offered. Please ensure that the fee table and all disclosures, including this narrative introduction and the table of selling shareholders, are consistent.

23. Please clarify the extent to which the selling stockholders received their shares in connection with the November 14, 2011 offering that you made to fund the restructuring of the 8-1/4% notes and 9-1/2% debentures or in other transactions.

6. Rental Equipment, page 53

24. We note from page 48 the estimated useful life for rental equipment is 5-15 years. Given the materiality of rental equipment to your financial statements, please revise to break out this range into more meaningful or specific groups. Provide a detailed description of the nature of the equipment in each group. Also, break out the gross rental equipment carrying value of $43,252 into these same groups. Finally, address in your critical accounting policies and estimates section the specific factors that you consider in assessing for impairment of your rental equipment. Refer to ASC 360-10-35-21. We note only very general information is provided related to your "long-lived assets" on page 48.

Undertakings, page 76

25. Since the Rule 430B undertakings are inapplicable to the offering, please delete those undertakings.

10-K

Goodwill and intangibles, page 20

26. Please explain the reasons you changed from weighting the income and market approaches evenly in the prior year's evaluation to weighting the income approach 67% and the market approach 33%. Tell us how your estimate of the reporting unit's fair value would have changed if you had weighted the two approaches evenly as in the prior year, quantify the amount of difference from carrying value, and explain whether it would have triggered step two of the impairment test.

27. Please tell us the basis for your revenue growth assumptions, with an overall weighted average growth rate of 3.0%, including the projected average revenue growth rates and the long term growth rates used in the derivation of terminal year

values. Tell us the actual revenue growth amounts for the catalog sports reporting unit over the last five years.

28. Please tell us your specific method for developing the gross profit margins used in your estimate. Quantify the amounts used and the actual historical gross profit margins on which they are based. Tell us how this assumption has changed from the prior year's test.

29. Tell us the discount rate that you used in determining the fair value this year and in the prior year's test.

30. Describe the catalog sports reporting unit, including the nature of its operations, its size, and its profitability, and explain how you identified comparable companies. Describe the comparable companies used.

Signatures, page 31

31. The Form 10-K must be signed also by Trans-Lux's principal executive officer. Further, any person who occupies more than one of the specified positions must indicate each capacity in which he signs the report. We note that Mr. Jean-Marc Allain signed the Form 10-K only in his capacity as a director. See General Instruction D of Form 10-K, and revise in future filings.

Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.
- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their responsibilities under the Securities Act and the Securities Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3765 with any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

Via E-Mail
Richard A. Friedman, Esq.
David B. Manno, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006